UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact October | 2024

Azul Successfully Reached Commercial

Agreements with Lessors and OEMs

São Paulo, October 7, 2024 – Azul S.A., “Azul” (B3: AZUL4, NYSE: AZUL) announces today it has successfully reached commercial agreements with lessors and OEMs that hold approximately 92% of the existing equity issuance obligations, subject to certain conditions and applicable corporate approvals.

These agreements represent a significant part of a comprehensive plan designed to strengthen Azul’s cash generation and improve its capital structure going forward. Under these agreements, lessors and OEMs are agreeing to eliminate their pro-rata share of the current balance of the equity issuance obligations totaling approximately R$3 billion and, in exchange, will receive up to 100 million new preferred shares of Azul (AZUL4) in a one-time issuance.

This negotiation is contingent on amendments to certain other obligations, including the raising of additional financing and is subject to finalizing definitive binding documentation with lessors and OEMs.

Negotiations continue with the holders of the remaining 8% of the equity issuance obligations, as well as with other stakeholders, and Azul will keep the market updated of any further developments.

Disclaimer

This material fact is disclosed for informative purpose only and is not intended to be published or distributed, directly or indirectly, in the United States or in any other jurisdiction and shall not be considered, construed as, or constitute, an investment recommendation. This material fact does not constitute an offer to sell, or a request or an offer to purchase, any securities of Azul S.A. or any of its subsidiaries. There shall be no sale of any securities in any jurisdiction in which the offer, solicitation or sale in such jurisdiction would be unlawful prior to registration or qualification under the securities laws of that jurisdiction

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 7, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer